UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 000-51130

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
National Interstate Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year	11

Signatures	12

Index to Exhibits	13

Report of Independent Registered Public Accounting Firm

Plan Administrator
National Interstate Savings and Profit Sharing Plan
Richfield, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of National Interstate Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
Certified Public Accountants

June 27, 2016
Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

National Interstate
Savings and Profit Sharing Plan

	December 31
	2015	2014
ASSETS
Investments, at fair value:
Mutual funds	$4,424,538	$23,072,233
Pooled separate accounts	20,728,674	—
National Interstate Corporation common stock	561,370	619,001
Guaranteed income fund	148,256	1,236,207
Total investments	25,862,838	24,927,441
Receivables:
Employer contributions	—	731,644
Notes receivable from participants	457,100	509,368
Total receivables	457,100	1,241,012
Net assets available for benefits	$26,319,938	$26,168,453

See accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

National Interstate
Savings and Profit Sharing Plan

	Year Ended December 31
	2015	2014
Additions to net assets attributed to:
Contributions:
Employer	$569,338	$731,644
Participants	2,277,711	1,856,347
Rollovers	458,065	1,104,182
Total contributions	3,305,114	3,692,173
Investment income:
Interest and dividends	216,452	1,473,912
Net (depreciation) appreciation of investments	(326,984)	121,552
Interest income on notes receivable from participants	20,262	20,924
Total investment income (loss)	(90,270)	1,616,388
Total additions	3,214,844	5,308,561
Deductions from net assets attributed to:
Benefits paid to participants	3,008,229	2,281,704
Administrative expenses	55,130	2,209
Total deductions	3,063,359	2,283,913
Net increase	151,485	3,024,648
Net assets available for benefits:
Beginning of the year	26,168,453	23,143,805
End of the year	$26,319,938	$26,168,453

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

1	Description of Plan

The following description of the National Interstate Savings and Profit Sharing Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:
The Plan, which began March 30, 1989, is a defined contribution plan covering all employees of National Interstate Corporation and its Subsidiaries (the “Company” or the “Plan Administrator”) who meet the eligibility requirements.

Effective August 7, 2015, the Plan was amended and restated in its entirety to reflect administrative system changes and other Plan provisions changes as noted in the following disclosures. The Plan’s trustee and record keeper transitioned from Massachusetts Mutual Life Insurance Company (together, with its affiliates, “Mass Mutual”) to Prudential Retirement Services (“Prudential”). Prudential is responsible for the custody and management of the Plan’s assets as of the effective date.

A 401K Committee (the “Committee”) exists and is composed of Officers of the Company. The Committee is responsible for the fiduciary oversight of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility:
An eligible employee shall become a participant in the Plan as of the first day of the first month coinciding with or next following the date on which the employee who has attained the age of 18 was hired.

Contributions:
Cash or Deferred Option - Participants may elect to contribute to the Plan 1% to 100% of their compensation by the Company on a pre-tax basis and/or Roth contributions subject to the dollar limit, which is set by law.

Effective August 7, 2015, the Plan includes automatic deferral and increase features. Accordingly, the Company will automatically withhold a portion of the participant's compensation and contribute that amount to the Plan as a pre-tax deferral unless the participant makes a contrary election. In addition, the automatic deferral percentage will increase by 1% per year up to a maximum of 6% unless the participant makes a contrary election. The automatic increase will be effective on the first day of the Plan year, beginning with the first Plan Year following the date deferrals were automatically withheld from the participant's compensation.

Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2015 and 2014 was $6,000 and $5,500, respectively.

Employer Contributions - Prior to the Plan restatement, the Company made discretionary profit sharing contributions. These contributions were allocated to participants who met the eligibility requirements to share in the contribution for the Plan year. Employees must have completed a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this discretionary profit sharing contribution. Employees would have completed a year of service for purposes of receiving a discretionary profit sharing contribution if they were credited with at least 1,000 hours of service during a Plan year.

The contribution was an amount equal to a specified percentage of employees' compensation as determined by the Company. The Company did not make a profit sharing contribution in 2015 and made contributions of $731,664 for the year ended 2014.

Effective August 7, 2015, the Plan provides for a discretionary matching of participant contributions of 100% on the first 3% and 50% on the next 3% of the employee's qualifying salary. The Company made matching contributions of $569,338 for the year ended 2015.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

1	Description of Plan, Continued

Rollover contributions from other plans are also accepted provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement.

Participants' Accounts:
401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer discretionary contributions, earnings and losses thereon.

Vesting:
All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Participants become 100% vested in Company contributions made after three years of service.

Forfeitures:
Forfeited non-vested accounts totaled $41,216 and $33,989 as of December 31, 2015 and 2014, respectively. The Company utilizes forfeiture amounts to pay Plan administrative expenses and reduce employer contributions.

Notes Receivable from Participants:
Loans are permitted under certain circumstances and are subject to limitations. The minimum loan amount is $1,000 and only two loans can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested balance or $50,000 in accordance with the Department of Labor's regulations. Loans are repaid over a period not to exceed five years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear interest. The Plan Administrator determines a reasonable rate of interest, which is currently prime plus 1%. Principal and interest are paid ratably through payroll deductions. Loans are valued at cost which approximate fair value.

Other Plan Provisions:
Normal retirement age is 65; however, a participant may elect early retirement on or after age 55. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:
Upon termination of service by reason of retirement, death or total and permanent disability, a participants with vested benefits over $5,000 may elect to keep their contributions in their account to grow tax deferred for future distribution. A participant with vested benefits over $1,000 but less than $5,000 must choose a form of distribution, which includes a lump sum amount, installments, or a direct rollover into another retirement plan, otherwise Prudential will follow the direction of the plan. A participant with vested benefits less than $5,000 will receive a lump sum payment.

Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with Internal Revenue Service (the “IRS”) guidelines.

Investment Options:
Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

1	Summary of Significant Accounting Policies

Basis of Accounting:
The accompanying financial statements of the Plan are presented under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition:
The mutual funds and common stock are reported at fair value based upon quoted market prices. Pooled separate accounts are recorded at fair value based on quoted market prices of the securities underlying the accounts. The Prudential guaranteed income fund (“GIF”) is valued at fair value. See Note 5 for further discussion and disclosures related to fair value measurements and the valuation methodology by investment type.

Investment transactions are accounted for on the date securities are purchased or sold (trade date). Interest income is recognized when earned and dividend income is recognized on the investments on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

Administrative Fees:
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Transaction fees, such as fees related to the administration of notes receivable from participants, are charged directly to the participant's account and are included in administrative expenses.

Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Upon full termination of the Plan, the Company shall direct the distribution of the net assets of the Plan to participants in a manner which is consistent with and satisfies the distribution of benefits provision of the Plan. Distributions to a participant shall be made in cash or through the purchase of irrevocable nontransferable deferred commitments from an insurer.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:
The Plan's investments include investments in mutual funds, pooled separate accounts, Company stock and a common collective trust that have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events:
Effective January 1, 2016, the Plan was amended to include a 90-day refund period for participants automatically enrolled who did not want to participate in the Plan. The employer can refund deferrals to participants within 90 days of the first payroll in which money was deferred provided the participant notifies the employer within a reasonable period of time prior to the end of the 90-day period.
Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Events or transactions occurring subsequent to December 31, 2015 and prior to the date of filing have been evaluated for potential recognition or disclosure herein.
New Accounting Standards:
In May 2015, The Financial Standards Board issued Accounting Standard Update (ASU) 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value (NAV) per Share. The ASU applies to reporting entities that measure an investment's fair value using the NAV (or its equivalent) practical expedient and eliminates the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the NAV practical expedient has been removed. The ASU is effective for fiscal years beginning after December 15, 2105, with early adoption permitted. The adoption of this guidance is not expected to have a material effect on the Company's net assets available for benefits.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has elected to early adopt, with retrospective application to the prior period presented, as management believes the amendment simplifies and makes disclosures more relevant to the users of the financial statements. Adoption of this standard only impacted certain investment disclosures and had no impact on net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

3	Tax Status

The Plan Administrator has obtained a determination letter dated April 29, 2014 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Though the Plan has since been amended, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes the Plan is qualified and no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4	Party-in-Interest Transactions

In 2015 and 2014, the Plan invested in the common stock of the Company. These transactions qualify as party-in-interest transactions. Usual and customary fees were paid by the mutual fund for the investment management and administrative services.

5	Fair Value Measurements

The Company must determine the appropriate level in the fair value hierarchy for each applicable fair value measurement. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan uses data from outside sources, including nationally recognized pricing services, in establishing fair value.

•	Level 1 -- Unadjusted quoted prices in active markets for identical securities that the reporting entity has the ability to access at the measurement date.

•
Level 2 -- Inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves.

•	Level 3 -- Unobservable inputs that are supported by little or no market activity for the asset or liability.

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated, willing parties, i.e., not in a forced transaction. The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction. Additionally, the valuation of investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

5	Fair Value Measurements, Continued

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds -- These investments are registered investment companies whose fair values are based on net asset values (“NAV's”) that are readily and regularly available in an active market (Level 1).
Pooled separate accounts -- Pooled separate accounts invest primarily in domestic and international stocks and domestic and international long-term bonds. Valuation is based on quoted market prices of the securities underlying the accounts at the end of the year (Level 2). Investments in this category can be transferred at anytime, however participants are not allowed to transfer back into that particular fund for 90 calendar days.
Company stock -- Valued at the closing price reported on the active market on which the individual securities are traded (Level 1).
Guaranteed Income Fund -- Valued at contract value which equals fair value as a fair value adjustment does not apply upon discontinuance and there are no known cash flows to be discounted. Contract value represents contributions made under the contract, plus transfers to the fund and credited interest, less participant withdrawals, transfers out of the fund and administrative expenses. The guaranteed income fund (“GIF”) is a stable value fund that invests in a broadly diversified, fixed-income portfolio. The valuation is based on the fair market value of the mix of the various investments contained within, thereby providing sufficient observable evidence of Level 2 inputs.

There are no Level 3 investments at December 31, 2015 and 2014.

The following tables present the financial instruments carried at fair value, on a recurring basis by valuation hierarchy (as described previously).

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Total
Investments:
Mutual funds	$4,424,538	—	$4,424,538
Pooled separate accounts	—	20,728,674	20,728,674
Company stock	561,370	—	561,370
Guaranteed income fund	—	148,256	148,256
Total investments	$4,985,908	$20,876,930	$25,862,838

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Investments:
Mutual funds	$23,072,233	$—	$23,072,233
Company stock	619,001	—	619,001
Common collective trust	—	1,236,207	1,236,207
Total investments	$23,691,234	$1,236,207	$24,927,441

The Company uses the end of the reporting period as its policy for determining transfers into and out of each level. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2015 and 2014.

NOTES TO FINANCIAL STATEMENTS

National Interstate
Savings and Profit Sharing Plan

6	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net change in Plan assets per the financial statements for the year ended December 31, 2015 to the Form 5500:

2015
Net change in Plan assets, per the financial statements	$151,485
Impact of fully benefit-responsive contracts at fair value on the form 5500	(21,881)
Net change in Plan assets per the Form 5500	$129,604
The reconciling item noted above is due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan's financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

National Interstate
Savings and Profit Sharing Plan
34-1607396
Plan Number 001
December 31, 2015

	(b)	( c )
	Identity of Issue,	Description of Investment, including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	National Interstate Corporation	National Interstate Corporation common stock	N/A	$561,370
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2055 Fund	N/A	596,710
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target Balanced Fund	N/A	56,222
*	Prudential Retirement Insurance and Annuity Company	Prudential Guaranteed Income Fund	N/A	148,256
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2010 Fund	N/A	138,964
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2015 Fund	N/A	1,718,397
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2020 Fund	N/A	2,714,547
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2025 Fund	N/A	3,641,924
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2030 Fund	N/A	3,267,973
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2035 Fund	N/A	2,201,374
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2040 Fund	N/A	2,661,206
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2045 Fund	N/A	2,329,794
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2050 Fund	N/A	1,385,192
*	Prudential Retirement Insurance and Annuity Company	Prudential Day One IncomeFlex Target 2060 Fund	N/A	16,372
*	Prudential Mutual Funds	Columbia Balanced Fund Class Y Shares	N/A	224,636
*	Prudential Mutual Funds	TIAA-CREF Funds - Retirement Class Small-Cap Equity	N/A	395,406
*	Prudential Mutual Funds	AB Global Bond Fund Class Z	N/A	57,907
*	Prudential Mutual Funds	Prudential High-Yield Fund Class Q	N/A	450,260
*	Prudential Mutual Funds	MFS Value Fund Class R5	N/A	440,132
*	Prudential Mutual Funds	Oppenheimer International Growth A	N/A	537,380
*	Prudential Mutual Funds	Pioneer Fundamental Growth K	N/A	343,195
*	Prudential Mutual Funds	Eagle Mid Cap Growth Fund Class R6	N/A	391,045
*	Prudential Mutual Funds	Loomis Sayles Bond	N/A	150,264
*	Prudential Mutual Funds	Vanguard 500 Index Admiral	N/A	1,434,312
				25,862,838
*	Participant Loans	(interest at 3.25% to 4.25% at various maturity dates)	N/A	457,100
				$26,319,938
*	Party-in-interest to the Plan.
N/A	Cost information is not required for participant directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Interstate Savings and Profit Sharing Plan

By:	/s/ Julie A. McGraw
Julie A. McGraw
Vice President and Chief Financial Officer

Date:	June 27, 2016

Index to Exhibits

Exhibit No.	Description	Filed Herewith
23.1	Consent of Independent Registered Public Accounting Firm	X